FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month January 2005

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]      Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                      .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Notification to the Stock Exchanges regarding shareholding pattern and quarterly compliance report on corporate governance of VSNL as on December 31, 2004.

2.	Un-audited Financial Results (Provisional, Indian GAAP) for the third quarter ended December 31, 2004.

3.	Press Release dated January 17, 2005 regarding the un-audited financial results for the third quarter ended December 31, 2004

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Amitabh A Khanna
Name:	Amitabh A Khanna
Title:	Chief Financial Officer

Date: January 18, 2005

EXHIBIT 1

Rishabh Nath Aditya

Assistant Company Secretary

HQ/CS/CL.24B/11205

7 January 2004

Sir,

Sub : Quarterly Compliance as on 31 December 2004

In accordance with the Clause 35 and Clause 49 of the Listing Agreement please find attached herewith the following:

a)	Shareholding Pattern of VSNL as on 31 December 2004 (Attach “A”).

b)	Quarterly Compliance Report on Corporate Governance for the quarter ended 31 December 2004 (Attach “B”).

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

R.N. Aditya

Asst. Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 2722061, 2721072.

2)	Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, Fax No.(33)2202514/2283724.

3)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 6598237/38.

4)	National Securities Depository Ltd. Fax Nos. : 497 29 93.

5)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.204 49 42.

6)	Sharepro Services. Fax No. 2837 5646

7)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071/72/

Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

8)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

9)	Mr. Harish Abhichandani,, DGM (F) for SEC filing requirements, Fax 1105

VIDESH SANCHAR NIGAM LIMITED

SHAREHOLDING PATTERN AS ON 31-Dec-04

Sr. No.	Category	Holding
		No. of Shares	Percentage
A.	Promoter’s holding
1	Promoters
	Indian Promoters	207247382	72.72
	Foreign Promoters	0	0.00
2	Persons acting in concert	0	0.00

	Sub –Total	207247382	72.72

B.	Non-Promoters Holding
3	Institutional Investors
a.	Mutual Funds and UTI	881425	0.31
b.	Banks, Financial Institutions, Insurance Companies (Central/ State Govt. Institutions/Non-Government Institutions)	26180838	9.19
c.	FIIs	3263721	1.15

	Sub –Total	30325984	10.64

4	Others
a.	Private Corporate Bodies	1979538	0.69
b.	Indian Public	9319840	3.27
c.	NRIs/OCBs	152706	0.05
d.	Any other
	i ADR	35972315	12.62
	ii In transit (NSDL)	2235	0.00

	Sub Total	47426634	16.64

	GRAND TOTAL	285000000	100.00

TOTAL FOREIGN HOLDINGS

Sr. No.	Category	Holding
		No. of Shares	Percentage
1	FIIs	3263721	1.15
2	NRIs/OCBs	152706	0.05
3	ADR	35972315	12.62

	TOTAL	39388742	13.82

VIDESH SANCHAR NIGAM LIMITED

Distribution of Shareholding entities / persons holding more than 1% of paid up capital as on 31 December 2004 as per clause 35 of Listing Agreement

Sr. No.	Category	Name	Holding
			No. of Shares	Percentage
A	Premoter’s Holding
1	Indian Promoters	Panatone Finvest Limited (an acquisition vehicle floated by the Tata group)	128250000	45.00
		Central Govt.Including Nominees of President of India	74446885	26.12
		TATA SONS LIMITED	4494497	1.58
		TATA INVESTMENT CORPORATION LTD	56000	0.02
2	Persons acting in Concert

	Sub Total		207247382	72.72

B	Non Promoters Holding
3	Institutional Investors
a	Mutual Funds & UTI
b	Financial Institutions
		Life Insurance Corporation of India Limited	18523285	6.50
c				0.00

	Sub-Total		18523285	6.50

4	Others
a	Private Corporate Bodies
b	Any other (please specify)	The Bank of New York (ADR)	35972315	12.62

	Sub-Total		35972315	12.62

	Grand Total		261742982	91.84

Quarterly Compliance Report on Corporate Governance

Name of the Company	:	VIDESH SANCHAR NIGAM LIMITED

Quarter ending on	:	31 December 2004

Particulars	Clause of Listing Agreement	Compliance status (Yes/No)	Remarks
1.	2.	3.	4.

Board of Directors	49 I	Yes	As of 31 December 2004, VSNL had a total of eleven Directors, out of whom one is an Executive Director and ten are non-executive Directors including the Chairman. There were four independent Directors.

Audit Committee	49 II	Yes	The Audit Committee of VSNL consists of five members with all the Directors being non-executive and two of them being independent with one of independent Directors being its Chairman.

Shareholders/Investors Grievance Committee	49 VI(C)	Yes	Investors Grievance Committee as required under Clause 49 is in place under the Chairmanship of a non-executive Director.

Remuneration of Directors	49 III	Yes	The non-executive Directors on the Board of VSNL are paid only sitting fees as per the applicable provisions of the Companies Act, 1956. The Government Directors do not accept sitting fees.

Board Procedures	49 IV	Yes

Management	49 V	Yes

Shareholders	49 VI	Yes

Report on Corporate Governance	49 VII	Yes

Satish Ranade

Company Secretary &

Vice Precedent (Legal)

EXHIBIT 2

Rishabh Nath Aditya

Assistant Company Secretary

HQ/CS/CL.24B/11224

17 January 2005

Sir,

Sub	: Un-audited Financial Results (Provisional) for the third quarter ended 31 December 2004.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional) for the third quarter ended 31 December 2004, which has been taken on record by the Board of Directors in their Meeting, held on 17 January 2005.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

R.N. Aditya

Asst. Company Secretary

To :

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061/39/41/61, 22723121/3719.

2)	Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, Fax No.(33)2202514/2283724.

3)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

4)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

5)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

6)	Sharepro Services. Fax No. 2837 5646

7)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

8)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

9)	Mr. Harish Abhichandani, for SEC filing requirements, Fax 1105.

VIDESH SANCHAR NIGAM LIMITED

REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI-400001.

UNAUDITED FINANCIAL RESULTS

FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2004

(Rs. in Millions)

	Particulars	Unaudited for the quarter ended December 31,		Unaudited for the nine months ended December 31,		Audited for year ended 2004
		2004	2003	2004	2003
1	Net Sales/Income from operations	8,271	7,735	24,000	23,854	31,635
2	Other Income	222	498	764	1,370	1,585
3	Interest on Income Tax Refunds	—	—	—	490	491

	Total Income	8,493	8,233	24,764	25,714	33,711

4	Total Expenditure	6,680	6,461	18,447	20,501	26,481
	a. Network Cost	5,359	5,766	15,070	17,606	22,190
	b. Operating and Other Expenses	908	462	2,182	1,804	2,909
	c. Salaries and Related Costs	413	233	1,195	1,091	1,382
5	Depreciation	583	428	1,698	1,221	1,717
6	Prior Period Adjustments	1	—	(3)	10	(9)

7	Profit before tax and exceptional items (1+2+3)-(4+5+6)	1,229	1,344	4,622	3,982	5,522

8	Exceptional Items :
	a. Expenditure on Voluntary Retirement Schemes	—	—	—	(955)	(1,030)
	b. Profit from sale of long term investment	680	941	680	941	941
9	Profit Before Tax (7+8)	1,909	2,285	5,302	3,968	5,433
10	Provision for Taxation	486	476	1,730	1,014	1,656
	- Current Tax	227	158	1,158	840	1,356
	- Deferred Tax	259	318	572	174	300

11	Net Profit (9-10)	1,423	1,809	3,572	2,954	3,777

12	Paid up Equity Share Capital (Face value of Rs.10/- per share)	2,850	2,850	2,850	2,850	2,850
13	Reserves excluding revaluation reserve (As per Balance Sheet of previous accounting year)					46,760
14	Basic & Diluted Earning per share (not annualized) (Rs)	4.99	6.35	12.53	10.36	13.25
15	Aggregate of non-promoter shareholding
	(a) Number of Shares	77,752,618	77,752,618	77,752,618	77,752,618	77,752,618
	(b) Percentage of Shareholding	27.28	27.28	27.28	27.28	27.28

Segment Information:

Business Segments:

(Rs. in Millions)

Particulars	Unaudited for the quarter year ended December 31,		Unaudited for the nine months ended December 31,		Audited for year ended March 31, 2004
	2004	2003	2004	2003
Segment Revenue
International telephony & related services	6,035	6,691	17,971	20,785	27,177
Other Services	2,236	1,044	6,029	3,069	4,458

Total	8,271	7,735	24,000	23,854	31,635

Segment results before tax and interest from each segment
International telephony & related Services	1,604	1,485	5,075	4,566	6,850
Other Services	1,436	701	4,059	2,090	3,046

Total	3,040	2,186	9,134	6,656	9,896

Other unallocable expenditure	2,033	1,340	5,276	5,489	7,480
Unallocable Income	902	1,439	1,444	2,801	3,017
Other Unallocable expenditure, net of unallocable income	(1,131)	99	(3,832)	(2,688)	(4,463)

Profit Before Tax	1,909	2,285	5,302	3,968	5,433

Tax	486	476	1,730	1,014	1,656

Profit after tax	1,423	1,809	3,572	2,954	3,777

Notes on Segment Information:

a)	“International telephony and related services” include international telephony, international private leased circuits, frame relay, telex and telegraph services. All other business segments are included under “Other services”.

b)	Revenue and expenses, which are directly identifiable to segments, are attributed to the relevant segment. The Company does not have any inter-segment revenues. Expenses on rent of satellite channels and landlines, and royalty and license fee on revenues from operations are allocated based on turnover. Certain expenses such as staff costs, operating and other expenses and depreciation are not allocable to segments and consequently have been classified as “other unallocable expenditure”.

c)	Segment total assets and liabilities have not been allocated, in the absence of meaningful basis to allocate assets and liabilities between segments. Fixed assets are used interchangeably between segments.

Notes:

1.	The above results were taken on record by the Board of Directors of the Company at their meeting held on January 17, 2005.

2.	The financial results for the quarter and nine months ended December 31, 2004 have been subjected to a Limited Review by the statutory auditors of the Company.

3.	During the quarter an agreement was entered with Tyco Global Network, to acquire one of the world’s most advanced and extensive submarine cable systems for $130 million. The acquisition, remains subject to government approval in the United States, India and other countries.

4.	Figures for the previous period have been regrouped where necessary.

5.	Investor Complaint status:

Outstanding as on October 01, 2004	Total received during the quarter ended December 31, 2004	Total resolved during the quarter ended December 31, 2004	Outstanding as on December 31, 2004
Nil	19	19	Nil

For Videsh Sanchar Nigam Limited

Sd/-

N. Srinath

Director (Operations)

Place : Mumbai

Date  : January 17, 2005

EXHIBIT 3

PRESS RELEASE

VSNL Q3 net profit at Rs. 142.3 crore, Up 61.5 % over Q2 2004-05

Mumbai, January 17, 2005: Videsh Sanchar Nigam Ltd. (VSNL), India’s premier Telecom and Internet Service Company, today announced its unaudited financial results for the third quarter ended 31st December 2004.

The key highlights during Third Quarter 2004-05 are:

Profit after tax for the quarter ended 31st December 2004 was Rs. 142.3 crore as against Rs. 88.1 crore during the third quarter of last financial year, an increase of 61.5%. During the quarter, the company has also seen a 5.1 % growth in its total income over Q2 of this financial year. The total income during Q3 2004 stood at Rs. 849.3 crore as compared to Rs. 807.9 crore previous quarter. There was an extra-ordinary income of Rs. 68 crore from the sale of stake in New Skies Satellite.

The company continued to witness sustained growth in the Enterprise Data business this quarter. The revenues from NLD business have grown strongly during the period October – December 2004.

“With the continued double-digit growth of our enterprise business, the launch of Tata Indicom Cable and the proposed acquisition of the submarine cables of Tyco Global Network, VSNL is well placed to strengthen its position as the preferred supplier of solutions to enterprises”, said Mr. N. Srinath, Director (Operations), VSNL..

About VSNL

Videsh Sanchar Nigam Limited, first telecom service provider in the world to get the prestigious TL 9000 certification, is India’s leading provider of International Telecommunications and Internet Services. As the country’s leader in International Long Distance services and with a strong pan-India National Long Distance presence, VSNL is the leader in the Corporate Data Market in the country today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. With established relations with over 80 carriers across the globe, VSNL today has a strong infrastructure base that covers multiple gateways, earth stations and submarine cable systems.

VSNL, a member of the world known Tata Group of Companies is now rapidly growing its retail & corporate presence under the Tata Indicom brand name through its products like high speed broadband,

dial-up Internet, net telephony and calling cards, and has an internet subscriber base of over 7,60,000 subscribers. The Company also proposes to consolidate its presence in the Internet space by increasing its impetus on the Retail Broadband business. VSNL also offers a host of other valued added services that include Television / Video uplinking, Program transmission services, Frame relay services and Inmarsat services. The company has recently launched Bandwidth-on-Demand for its ILL customers which aims at meeting the short term urgent additional bandwidth requirements to almost double the capacity within a 48 hour timeframe, thereby enabling them to undertake and execute unforeseen new project opportunities within record time.

For more information, please contact:

Dr. G.C. Banik C.G.M. – PR Videsh Sanchar Nigam Limited Mumbai Ph. No.: 022-56395153 / 56578765 Email: banik@vsnl.com	Vibhuti Agrawal Vaishnavi Corporate Communications Mumbai Ph. No.: 56568746 Email: vagrawal@vccpl.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. These forward-looking statements speak only as of the date of this release. VSNL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in VSNL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.